SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

SCHEDULE 14D-9 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

NEW ENGLAND BUSINESS SERVICE, INC.

(Name of Subject Company)

NEW ENGLAND BUSINESS SERVICE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share (Including associated Series A Participating Preferred Stock purchase rights) (Title of Class of Securities)

643872104

(CUSIP Number of Class of Securities)

Richard T. Riley President and Chief Executive Officer New England Business Service, Inc. 500 Main St. Groton, Massachusetts 01471 (978) 448-6111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to: David T. Brewster Skadden, Arps, Slate, Meagher & Flom LLP One Beacon Street Boston, Massachusetts 02108 (617) 573-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE	FOR FURTHER INFORMATION CONTACT:
DANIEL M. JUNIUS AT (978) 449-3416

NEW ENGLAND BUSINESS SERVICE, INC. ANNOUNCES AGREEMENT TO BE ACQUIRED FOR $44.00 PER SHARE

GROTON, MA –May 17, 2004 – New England Business Service, Inc. (NYSE: NEB) today announced that it has entered into a definitive agreement to be acquired by Deluxe Corporation (NYSE:DLX). Under the terms of the agreement, Deluxe will pay $44.00 in cash for each NEBS share and will assume NEBS outstanding debt, which is estimated to total approximately $160 million at June 26, 2004. The acquisition is expected to close within 60 days.

Mr. Richard T. Riley, President and CEO of NEBS, commented, “We are pleased to be joining forces with Deluxe. Our two companies have many similarities, including closely aligned company cultures and a focus on helping small businesses manage, promote and grow their business. Combining forces creates a strong national presence for small business products and services, unparalleled in this industry segment today. This will enable the combined business to compete more effectively and grow more rapidly and profitably than we could as separate companies. We believe this is a compelling transaction for our shareholders and an affirmation of our strategy and focus in building NEBS around serving small businesses.”

“The acquisition of NEBS creates a tremendous opportunity to better serve the small business segment,” said Lawrence J. Mosner, Chairman and CEO of Deluxe. “The combined companies will serve more than six million small business customers with a broad range of products and services that address their everyday needs. We will introduce products across channels, thereby enhancing our product and service offerings to small businesses.”

The transaction will be structured as a tender offer for NEBS shares. In accordance with the terms of the agreement, not later than May 26, 2004, a wholly owned subsidiary of Deluxe will offer to purchase all of the outstanding shares of NEBS common stock at $44.00 per share in cash. The tender offer will be subject to at least two-thirds of the outstanding NEBS shares, on a fully diluted basis, being validly tendered and not withdrawn. The tender offer will also be subject to regulatory approvals and other customary conditions. Any shares not acquired in the tender offer will be acquired at $44.00 per share in cash in a subsequent merger.

New England Business Service, Inc. is a leading business-to-business company with approximately 3.1 million active small business customers in the United States, Canada, the United Kingdom and France. The Company supplies a wide variety of business products and services including checks, forms, packaging supplies, embossed foil seals and other printed material which are marketed through direct mail, telesales, a direct sales force, dealers, dedicated distributors and the Internet. The Company also designs, embroiders and sells specialty apparel products through distributors and independent sales representatives to the promotional products/advertising specialty industry, primarily in the United States. More information about New England Business Service, Inc. is available at the Company’s web site, nebs.com.

Deluxe Corporation provides personal and business checks, business forms, labels, personalized stamps, fraud prevention services and customer retention programs to banks, credit unions, financial services companies, consumers and small businesses. The Deluxe group of businesses reaches clients and customers through a number of distribution channels: the Internet, direct mail, the telephone and a nationwide sales force. Since its beginning in 1915, Deluxe Corporation has been instrumental in shaping the U.S. payments industry. More information about Deluxe can be found at www.deluxe.com.

This press release contains forward-looking statements, including expectations for future earnings and cash flow performance arising from the acquisition by and integration of NEBS with Deluxe. These forward-looking statements reflect the Company’s current expectations only, and the Company expressly disclaims any current intention to update such statements. There can be no assurance that the Company’s actual results will not differ materially from those expressed or implied by these statements due to various risks and uncertainties, including the possible inability to complete the acquisition by Deluxe; the risks and uncertainties associated with successfully integrating the two companies; the ability to retain key personnel; the inherent unreliability of earnings, revenue and cash flow predictions due to numerous factors, many of which are beyond the Company’s control; developments in the demand for each companies’ products and services; relationships with major customers and suppliers; unanticipated delays, costs and expenses inherent in the development and marketing of new products and services; the impact of governmental laws and regulations; competitive factors, and other factors described in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 27, 2004, on file with the Securities and Exchange Commission.

New England Business Service, Inc. stockholders are advised to read the tender offer statement regarding the acquisition of New England Business Service, Inc. referenced in this press release, which will be filed by Deluxe Corporation with the U.S. Securities and Exchange Commission (SEC), and the related solicitation/recommendation statement, which will be filed by New England Business Service, Inc. with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement will contain important information which should be read carefully before any decision is made with respect to the offer. These documents and others filed by Deluxe Corporation and New England Business Service, Inc. with the SEC will be available free of charge at the SEC’s web site at http://www.sec.gov. The tender offer statement and solicitation/recommendation statement may also be obtained free of charge from Deluxe Corporation by directing a request by mail to Deluxe Corporation, 3680 Victoria Street North, Shoreview, Minnesota 55126-2966, Attn: Stuart Alexander, or by fax (651) 481-4477.

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